The Standard (Wednesday, 3 November 2004) 82-1012

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONNECTED TRANSACTION

Since 1995, ERA has been placing advertisements on cable television channels operated by LYP, a non wholly-owned subsidiary of TVB, and magazines of which LYP is appointed as an advertising agent. Pursuant to media sales packages of the Taiwan Government successfully bid by ERA in 2003 where government advertisements would be aired or printed in 2004, ERA was required to place advertisement on cable television channels operated by LYP and magazines of which LYP is appointed as an advertising agent in order to meet the requirements laid down by the Taiwan Government for such media sales packages. After deduction of commissions, bonus and rebates, monies payable to LYP by ERA for the 2003 media sales packages of the Taiwan Government amount to NT$44,660,492 (approximately HK$9,995,018).

Details of these transactions will be included in the next published annual reports and accounts of TVB for the year ending on 31 December 2004.

THE TRANSACTION

Since 1995, Era Communications Co. Ltd. ("ERA") has been placing advertisements on cable television channels operated by Liann Yee Production Co. Ltd. ("LYP"), a non wholly-owned subsidiary of Television Broadcasts Ltd. ("TVB"), and magazines of which LYP is appointed as an advertising agent. These transactions had been announced by TVB on 5 January 2001 and 8 January 2004. As a result of successful bidding by ERA, media sales packages were awarded by the Taiwan Government to ERA in 2003 where government advertisements would be aired or printed in 2004. In order to meet the requirements laid down by the Taiwan Government for such media sales packages, ERA was required to place advertisement on channels operated by LYP and magazines of which LYP is appointed as an advertising agent pursuant to advertising fees agreed between the parties for this special item after arm's length negotiation before the lodgment of the bid with the Taiwan Government. By 20 August 2004, LYP had completed airing and printing all advertisements placed by ERA arising from media sales packages awarded by the government. After deduction of commissions, bonus and rebates, monies payable to LYP by ERA for the 2003 media sales packages of the Taiwan Government from 1 January 2004 to 20 August 2004 amount to NT$44,660,492 (approximately HK$9,995,018). Such amount is to be paid by ERA upon receipt of invoice.

Because the waiver previously granted to TVB was for an indefinite period, under the amendments to the Listing Rules (as defined below), TVB is required to take appropriate steps to ensure compliance with the new rules as soon as practicable after its implementation. TVB will comply with the provisions of Chapter 14A of the Listing Rules governing connected transactions if the Group (as defined below) enters into new arrangement or agreement with ERA of similar nature in the future.

The above Hong Kong dollar amounts are based on the exchange rate (as at 1 November 2004) of NT$1 = HK$0.2238.

REASONS FOR THE TRANSACTION

For the placement of advertisements by ERA pursuant to the media sales packages of the Taiwan Government, LYP is able to generate additional advertising revenue and agency commission as a result of ERA's advertisement placement. As LYP is a 70% non wholly-owned subsidiary of TVB, this transaction will benefit the Group by increasing the revenue receivable by LYP.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND ERA

TVB and its subsidiaries ("Group") are principally engaged in television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP (a 70% non wholly-owned subsidiary of TVB) is principally engaged in the business of television programs production, television channel transmission and operation.

ERA is in the business of film distribution, television programs production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non wholly-owned subsidiary of TVB. As ERA holds the remaining 30% of interest in LYP, ERA is, therefore, a substantial shareholder of LYP. ERA is accordingly a connected person to TVB as defined in the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") and the entry into the transaction constituted connected transaction for TVB.

As the transaction is on normal commercial terms and the aggregate amount payable to LYP by ERA pursuant to the transaction is less than 2.5% for each of the percentage ratios (other than the profit ratio which does not apply to connected transaction) on an annual basis, no independent shareholder's approval is required and the transaction is being disclosed by way of announcement and inclusion in TVB's next published annual reports and accounts in accordance with Rule 14A.32(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the transaction are fair and reasonable and in the interests of the shareholders of TVB, and the transaction is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the transaction will be included in the next published annual reports and accounts of TVB for the year ending on 31 December 2004 pursuant to Rule 14A.45 of the Listing Rules.

As at the date hereof, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Norman Leung Nai Pang, G.B.S., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E.*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

For and on behalf of
Television Broadcasts Limited
Ho Chen Fei